May 5, 2025

Matthew McGahan
Chief Executive Officer
Lottery.com Inc.
5049 Edwards Ranch Road, 4th Floor
Fort Worth, Texas 76109

       Re: Lottery.com Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed April 25, 2025
           File No. 333-286503
Dear Matthew McGahan:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Plan of Distribution, page 79

1. You disclose here that "[t]he Selling Shareholders and any underwriters, broker-
       dealers or agents that participate in the sale of the shares of Common Stock or
       interests therein may be    underwriters    within the meaning of
Section 2(11) of the
       Securities Act." Please revise here to state the equity line investor, Generating Alpha
       Ltd., is an underwriter. You should also identify the equity line investor as a selling shareholder throughout the prospectus.
General

2. Please revise to disclose the material risks of an investment in the company and in the offering, including:
 May 5, 2025
Page 2

             the dilutive effect of the formula or pricing mechanism on the
company   s share
           price;
             the possibility that the company may not have access to the full amount available to it under the equity line; and
             whether the equity line investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the
           company   s share price.
3. Please revise to disclose the material market activities of the equity line investor, including:

             any short selling of the company   s securities or other hedging
activities that the
           equity line investor may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and
             how the equity line investor intends to distribute the securities it owns or will acquire.
4. Please revise to disclose how the provisions of Regulation M may prohibit the equity line investor and any other distribution participants that are participating in the
       distribution of the company   s securities from:

             engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and
             purchasing shares in the open market while the equity line is in effect.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin at 202-551-3574 or Larry Spirgel at 202-551-3815
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   M. Richard Cutler